November 18, 2005


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Kate Tillan, Assistant Chief Accountant

         Re:      Sierra Monitor Corporation
                  Form 10-KSB for the Fiscal Year Ended December 31, 2004 Forms 10-QSB for the Fiscal Quarters Ended
                  March 31, 2005 and June 30, 2005
                  File No. 0-07441

Dear Ms. Tillan:

     Sierra Monitor Corporation (the "Company") is submitting this letter in response to the Securities and Exchange Commission's (the "Commission") letter dated October 12, 2005 (the "Comment Letter"). For your convenience, we have repeated your comments 1 through 8 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

Financial Statements, page F-1
------------------------------

Note 1 - Summary of the Company and Significant Accounting Policies, page F-6
-----------------------------------------------------------------------------

Revenue Recognition, page F-8
-----------------------------

     1. Please tell us and revise future filings to disclose how you recognize revenue from each type of product and service you provide to customers, identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13.A has been met.

Response:
---------

In response to the Staff's comment, we supplementally advise the Staff that according to Topic 13: Revenue Recognition of Staff Accounting Bulleting ("SAB") No. 104, "Revenue Recognition," revenue generally is realized or realizable and earned when all of the following criteria are met:

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 2


     A)   persuasive evidence of an arrangement exists,

     B)   delivery has occurred or services have been rendered,

     C)   the seller's price to the buyer is fixed or determinable, and

     D)   collectibility is reasonably assured.

     Some revenue arrangements contain multiple revenue-generating activities. The SEC staff believes that the determination of the units of accounting within an arrangement should be made prior to the application of the guidance in this SAB Topic by reference to the applicable accounting literature (i.e. EITF 00-21).

We apply the provisions of Topic 13.A to our products as follows:

1. Gas Detection and Environment Control Products are sold as off-the-shelf products based on released product numbers with prices fixed at the time of order (criteria C). Orders delivered to the Company by phone, fax, mail or email are considered valid purchase orders and once accepted by the Company are deemed to be the final understanding between the Company and our customer as to the specific nature and terms of the agreed-upon sale transaction (criteria A). Products are considered delivered when (a) for FOB factory orders they leave our shipping dock, or (b) for FOB customer dock upon confirmation of delivery (criteria B). The creditworthiness of customers is generally assessed prior to the Company accepting their first order. Additionally, international customers and customers who have developed a history of payment problems are generally required to prepay or pay through a letter-of-credit (criteria D).

2. Gas Detection and Environment Control Services consist of customer orders for field service. Generally field service requires a visit to a customer site for inspection of the installation, assistance with start-up and user training. These services are provided under purchase orders which are provided separate from product orders. Orders are accepted in the same forms as above with hourly prices fixed at the time of order (criteria A and C). The services are provided by a Company employee or contractor visiting a site and completing work. A job ticket or report is completed and invoicing/revenue recognition occurs only when the service activity is completed (criteria B). Such services are provided to current and prior customers, and, as noted above, creditworthiness has generally already been assessed. In cases where probability of receiving payment is low, a credit card number is collected for immediate processing (criteria D).

3. FieldServer Products are small boxes similar to computer network hubs. The Products have multiple ports for connection to various electronics controls. They are sold in the same manner as Gas Detection and Environment Control Products except that there is a high content of software that is integral to the operation of the product. Orders delivered to the Company by phone, fax, mail or email are considered valid purchase orders. The Company determines whether it can accept the purchase order by comparing the requirement of the order against the capabilities of the FieldServer software products. Upon acceptance by the Company the orders are deemed to be the final understanding between the Company and our customer as to the specific nature and terms (including fixed price) of the agreed-upon sale

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 3


     transaction (criteria A and C). Products are considered delivered when (a) for FOB factory orders they leave our shipping dock, or (b) for FOB customer dock upon confirmation of delivery (criteria B). The creditworthiness of customers is generally assessed prior to the Company accepting their first order. Additionally, international customers and customers who have developed a history of payment problems are generally required to prepay or pay through a letter-of-credit (criteria D). The software to be provided with the order includes two items: (a) a compiled program containing (i) the basic operating system for FieldServers which is common to every unit and (ii) the correct set of protocol drivers based on the customer order (see FieldServer Services below for more information); and (b) a configuration file, like an Excel spreadsheet, that identifies and links each data point as identified by the customer.

     The configuration file is a separate line item on the order and, although it is an electronic file, it should not be considered software; it is simply engineering work product. The Company does not deem the hardware, operating system with protocol drivers and configuration files to be separate units of accounting, as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," because we do not believe that they have value on a stand-alone basis. The hardware is useless without the software, and the software is only intended to be used in FieldServer hardware. Additionally, the software included in each sale is deemed to not require significant production, modification or customization, as described in Statement of Position (SOP) 97-02, "Software Revenue Recognition", as amended, and therefore we recognize revenues upon the shipment or delivery of products (depending on shipping terms), as described above.

4. FieldServer Services consist of orders for custom development of protocol drivers. Orders are received in the same manner as above, but due to the non-recurring engineering (the "NRE") aspect of the driver development we are more likely to have a written evidence trail of a quotation and a hard copy order (criteria A and C). The driver development involves further research after receipt of order, preparation of a scope document to be approved by the customer and then engineering time to write, test and release the driver program. When development of the driver is complete the customer is notified and can proceed with a product order (see paragraph 3 above). Revenues for driver development are billed and recognized upon shipment or delivery of the related product that includes the developed protocol drivers (criteria B, as noted in paragraph 3 above). Collectibility (criteria D) is reasonably assured as described in paragraph 3 above.

In light of the foregoing, we intend to disclose our revenue recognition policies in future filings with the Commission as follows:

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 4


Revenue Recognition

The Company recognizes revenues in accordance with Staff Accounting Bulleting ("SAB") No. 104, "Revenue Recognition," when all of the following conditions exist: a) persuasive evidence of an arrangement exists in the form of an accepted purchase order; b) delivery has occurred, based on shipping terms, or services have been rendered; c) the Company's price to the buyer is fixed or determinable, as documented on the accepted purchase order; and d) collectibility is reasonably assured. By product and service type, revenues are recognized when the following specific conditions are met:

Gas Detection and Environment Control Products
----------------------------------------------

Gas Detection and Environment Control products are sold as off-the-shelf products with prices fixed at the time of order. Orders delivered to the Company by phone, fax, mail or email are considered valid purchase orders and once accepted by the Company are deemed to be the final understanding between us and our customer as to the specific nature and terms of the agreed-upon sale transaction. Products are shipped and are considered delivered when (a) for FOB factory orders they leave our shipping dock or (b) for FOB customer dock orders upon confirmation of delivery. The creditworthiness of customers is generally assessed prior to the Company accepting a customer's first order. Additionally, international customers and customers who have developed a history of payment problems are generally required to prepay or pay through a letter-of-credit.

Gas Detection and Environment Control Services
----------------------------------------------

Gas Detection and Environment Control Services consist of field service orders (technical support) and training, which are provided separate from product orders. Orders are accepted in the same forms as discussed for Gas Detection and Environment Control Products above with hourly prices fixed at the time of order. Revenue recognition occurs only when the service activity is completed. Such services are provided to current and prior customers, and, as noted above, creditworthiness has generally already been assessed. In cases where the probability of receiving payment is low, a credit card number is collected for immediate processing.

FieldServer Products
--------------------

FieldServer products are sold in the same manner as Gas Detection and Environment Control products (as discussed above) except that the products contain embedded software, which is integral to the operation of the device. The software embedded in FieldServer products includes two items: (a) A compiled program containing (i) the basic operating system for FieldServers, which is common to every unit, and (ii) the correct set of protocol drivers based on the customer order (see FieldServer Services below for more information); and (b) a configuration file that identifies and links each data point as identified by the customer. The Company does not deem the hardware, operating systems with protocol drivers and configuration files to be separate units of accounting, as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," because the Company does not believe that they have value on a stand-alone basis. The hardware is useless without the software, and the software is only

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 5


intended to be used in FieldServer hardware. Additionally, the software included in each sale is deemed to not require significant production, modification or customization, as described in Statement of Position (SOP) 97-02, "Software Revenue Recognition", as amended, and therefore the Company recognize revenues upon the shipment or delivery of products (depending on shipping terms), as described in Gas Detection and Environment Control Products above.

FieldServer Services
--------------------

FieldServer services consist of orders for custom development of protocol drivers. Generally customers place orders for FieldServer products concurrently with their order for protocol drivers. However if custom development of the protocol driver is required, the product order is not processed until development of the protocol driver is complete. Orders are received in the same manner as described in FieldServer Products above, but due to the non-recurring engineering aspect of the customized driver development the Company is more likely to have a written evidence trail of a quotation and a hard copy order.
The  driver  development  involves  further  research  after  receipt  of order, preparation of a scope document to be approved by the customer and then engineering time to write, test and release the driver program. When development of the driver is complete the customer is notified and can proceed with a FieldServer product (see FieldServer Products above). Revenues for driver development are billed and recognized upon shipment or delivery of the related product that includes the developed protocol drivers (as noted in FieldServer Products above). Collectibility is reasonably assured as described in FieldServer Products above.

     2. Tell us and revise future filings to discuss the types of discounts and allowances you offer as well as your terms for returns, refund rights and any other post delivery obligations you have and how they impact the amount and timing of revenue recognized.

Response:
---------

In response to the Staff's comment, we supplementally advise the Staff that the Company offers products for sale to end users at list price. Discounts are applied in the quote and negotiation period to encourage the customer to place the order. These discounts vary by project. When products are sold through representatives there is no discount applicable to a wholesale distributor. In cases of repeat customers, generally distributors or integrators, we offer set discounts. In all cases discounts range between 5% and 40%.

     1. Discounts are applied at time of order entry and sales are processed at net pricing.

     2.   No allowances are offered to customers.

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 6


     3. The Company provides a warranty on all electronics sold for a period of two years after the date of shipment. Warranty issues are usually resolved with repair or replacement of the product. Trends of sales returns, exchanges and warranty repairs are tracked as a management review item in the Company's ISO (International Organization for Standardization) quality program and data generated from that program forms a basis for the reserve that management records in our financial statements. Estimated future warranty obligations related to certain products and services are provided by charges to operations in the period in which the related revenue is recognized. At December 31, 2004, warranty reserve approximated $40,000, which is recorded under other current liabilities on the balance sheet.

     4. No refund rights are offered except for occasional returns to stock. We do not have a specific return policy, however, returns are offered on a case-by-case basis. Customers are generally allowed to return product to stock if they ordered the wrong part or have excess inventory. A 30% restocking fee is charged for returns, which we believe limits our future exposure to returns. Trends of sales returns, exchanges and warranty repairs are tracked as a management review item in the Company's ISO (International Organization for Standardization) quality program and data generated from that program forms a basis for the reserve that management records in our financial statements. During 2005 the total returns for credit are 1% of sales, which we deem to be immaterial. The 1% return includes circumstances where the customer returns one item and immediately purchases another item. For traceability reasons we handle the transaction as a return and another sale, not an exchange. Because our experience is that the level of returns, offset by new purchases, is such a low percentage of sales we do not delay recognition of any revenue for this purpose.

We maintain an allowance for doubtful accounts which is analyzed on a periodic basis to insure that it is adequate to the best of management's knowledge. We believe that we have demonstrated the ability to make reasonable and reliable estimates of product returns and of allowances for doubtful accounts based on significant historical experience. Trends of sales returns, exchanges and warranty repairs are tracked as a management review item in the Company's ISO (International Organization for Standardization) quality program and data generated from that program forms a basis for the reserve that management records in our financial statements.

In light of the foregoing, we intend to disclose our revenue recognition policies in future filings with the Commission as follows:

Discounts and Allowances
------------------------

Discounts are applied at time of order entry and sales are processed at net pricing. No allowances are offered to customers.

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 7


We intend to change the warranty statement in Note 1-Summary of the Company and Significant Accounting Policies in future annual filings with the Commission as follows:

The Company provides a warranty on all electronics sold for a period of two years after the date of shipment. Warranty issues are usually resolved with repair or replacement of the product. Trends of sales returns, exchanges and warranty repairs are tracked as a management review item in the Company's ISO (International Organization for Standardization) quality program and data generated from that program forms a basis for the reserve that management records in our financial statements. Estimated future warranty obligations related to certain products and services are provided by charges to operations in the period in which the related revenue is recognized. At December 31, 2004, warranty reserve approximated $40,000, which is recorded under other current liabilities on the balance sheet.

As there is no formal return policy and the historical level of returns is immaterial, management does not intend to include a returns disclosure in future filings.

     3. We note from your website that sales relating to your FieldServers actually include software, hardware, training and technical support. You make mention that you offer free software in certain instances. Please tell us then why you believe that you do not enter into multiple-element arrangements related to the sales of FieldServers. Specifically, please tell us and revise future filings to address how you allocate total consideration for multi-element transactions and how you determine fair value, particularly when there are undelivered elements such as installation and training.

Response:
---------

In response to the Staff's comment, we respectfully advise the Staff that the Company does not deem FieldServer hardware, operating system with protocol drivers and configuration files to be separate units of accounting, as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," because we do not believe that they have value on a stand-alone basis, which is also discussed in the response to item #1 above. With respect to the issues of hardware and software sales, please see the response to item #1 above.

Training is offered on a fee basis only and it is not linked to the sale of the hardware/software package. Generally, when a customer determines that it will be a repeat customer, it may sign up to attend a fee based class so that the customer can do more configuration work and better understand the capabilities of the product. Training is a single element sale on a stand alone basis. Training revenue is recognized in the same manner as Gas Detection and Environment Control Services, as discussed in the response to item #1 above.

Technical support is offered on a fee basis. A customer who does not purchase our configuration service can call the Company and obtain 30 minutes of free telephone support, which is deemed insignificant. At the beginning of the contact, the customer is advised that he will need to purchase further

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 8


assistance on a fee basis by providing a credit card number. Technical support revenue is recognized in the same manner as Gas Detection and Environment Control Services, as discussed in the response to item #1 above.

The Company does not offer installation services except in rare instances. In such cases installation is quoted and orders are booked separately from the Product sale and the order is invoiced after the services have been performed at the customer's site, in the same manner as Gas Detection and Environment Control Services, as discussed in the response to item #1 above.

We note the Staff's reference to free software which we believe is related to Free Modbus Source Code offered on the ProtoCessor website. The software is simply a demonstration package that is not sold or linked to any other sale and therefore does not contribute to a multiple element arrangement. It is available for free at random other websites and is considered a marketing tool.

??? Paul Shinn: Should we make a statement that we will not be changing future filings??

Note 11 - Segment Reporting, page F-17
--------------------------------------

     4. We noted your discussion of the three main products groups, consisting of gas detection devices, environmental controllers and communications bridges, in the business section and in the management's discussion and analysis section. We also noted that each group contributed more than 10% of total revenues in each of the years presented. Furthermore, we note you have a fourth product group or "business unit" which you refer to as the OEM Coprocessors, on your website but not mentioned in your filing. Based on this information, please tell us why you believe that you only operate in one operating segment. Also tell us why these product groups or business units do not represent separate operating and reporting segments of your company in accordance with SFAS 131.

Response:
---------

In response to the Staff's comment, we respectfully advise the Staff that our analysis of whether the Company operates in a single reporting segment is based in our understanding of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 defines an operating segment as a component of an enterprise (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which discrete financial information is available. We believe that we appropriately report our operations as being in only one segment for the following reasons:

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 9


     1. Our chief operating decision maker, Gordon Arnold (Chief Executive Officer and Chief Financial Officer), only reviews revenues by product line. He does not review costs, assets or profitability by product line. Costs, assets, and the results of operations are only reviewed on an entity-wide basis.

     2. As Mr. Arnold does not review costs, assets, or profitability by product line, such information has never been tracked or internally reported (i.e. discrete financial information only exists for revenues by product line, which we have disclosed).

     3. As stated in paragraph 6 of SFAS No. 131, "this Statement requires that an enterprise report a measure of segment profit or loss and certain items included in determining segment profit or loss, segment assets, and certain related items." We do not believe that we would be able to develop such information for each product line in a cost-effective or timely manner, and based on our current financial condition, such costs would be excessive.

     4. Because our chief operating decision maker does not make decisions based on costs, assets, or profitability by product line as such information does not exist and the cost to develop such information is deemed to be excessive, we do not believe that our product lines are separate "segments" as defined by SFAS No. 131, and therefore the quantitative thresholds of paragraph 18 of such Statement (e.g. segment revenues greater than 10% of combined revenues) and the disclosure requirements of this Statement do not apply.

Regarding our OEM Coprocessors (also known as the "ProtoCessor") we had no sales of such product for the year ended December 31, 2004, and we have had no significant sales since such date. Additionally, we consider the ProtoCessor to be a subset of our FieldServer line of products, as both ProtoCessors (protocol coprocessors) and FieldServers (protocol translators/gateways) allow interoperability of devices through the use of a similar driver library. As such, we plan to discuss ProtoCessor sales in conjunction with FieldServer sales in future disclosures when such sales become significant.

Note 7 - Warrants, page F-14
----------------------------

     5. Please tell us why you deferred $30,800 of expense relating to the fair value of a warrant granted to a consultant in 2004.

Response:
---------

In response to the Staff's comments, we note that Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and SFAS No. 123, "Accounting for Stock-Based Compensation" establish the measurement principles for transactions in which equity instruments are issued in exchange for the receipt of goods or services. Paragraph 8 of SFAS No. 123 states that those transactions should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. We believe that the fair value of the warrants to be more reliably measurable than an estimate of the fair value of

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 10


the services obtained because we have no prior history with this consultant and no historical base for estimating the value of the services to be provided. SFAS No. 123 does not, however, prescribe the measurement date or provide guidance on recognition of the cost of those transactions. In EITF No. 96-18, the Task Force reached a consensus that an expense would be recognized in the same period(s) and in the same manner as if the enterprise had paid cash for the goods or services.

In December 2004, we entered into a consulting agreement with an independent contractor. Such contract is to terminate the earlier of the completion of services, 14 days written notification of either party, or breach of contract by the consultant. Warrants to acquire 110,000 shares of our restricted common stock at $0.65 per share were granted at the inception of the contract as compensation for services to be provided. We estimated that approximately 50% of the services were provided prior to December 31, 2004, and the balance of the services was to be provided in 2005. Had we paid cash up front for these services, we would have recorded the related expense as the services were performed (in this case 50% in 2004), and we would have deferred as a prepaid expense any amounts related to services not performed by December 31, 2004 (i.e. the matching principle).

The contract was not deemed to have a commitment for performance by the contractor, as defined in EITF No. 96-18, so the measurement date for this transaction was deemed to be the completion of services by the contractor. EITF No. 96-18 allows for transactions where the quantity and terms of the equity instruments are known up front (as described in the preceding paragraph) that when it is appropriate under generally accepted accounting principles for the issuer to recognize any cost of the transaction during financial reporting periods prior to the measurement date (as noted in the preceding paragraph), for purposes of recognition of costs during those periods the equity instruments should be measured at their then-current fair values at each of those interim financial reporting dates. Using the Black-Scholes option pricing model, we valued the warrants at approximately $62,000 at the date of grant. We noted no significant changes in the estimated fair value of such warrants between the date of grant and December 31, 2004, so 50% was expensed prior to December 31, 2004, with the balance ($30,800) deferred until services were completed in 2005.

Exhibit 31
----------

     6. We note that the certifications filed in Exhibit 31 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modification temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to
Part III.E of Release No. 8238. Accordingly, please amend your Form 10-KSB to comply with Item 601(b)(31) of Regulation S-B.

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 11


Response:
---------

We respectfully advise the Staff that the Company's Form 10-KSB has been amended to comply with Item 601(b)(31) of Regulation S-B. Please see our Form 10-KSB/A filed on November 14, 2005.

Forms 10-QSB for the quarters ended March 31, and June 30, 2005
---------------------------------------------------------------

Notes to the Unaudited Interim Condensed Financial Statements, page 5
---------------------------------------------------------------------

a) Revenue Recognition, page 5
------------------------------

     7. We note that you have expanded your footnote to now include government contracts. Please tell us further the nature of your government contracts and why you believe that accounting for them including the percentage of completion method is appropriate.

Response:
---------

In response to the Staff's comment, we note that the paragraph regarding revenue recognition from government contracts was inadvertently included in our Form 10-QSB filings for the periods ended March 31, 2005 and June 30, 2005. In the past it was our practice to account for government contracts using the percentage of completion method, but since we do not currently have any government contracts and do not anticipate any government contracts in the near term, we will remove the statement from future filings.

Item 3 - Controls and Procedures, page 12
-----------------------------------------

     8. We note your disclosure that management has concluded that your disclosure control and procedures are effective "to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Response:
---------

We note the Staff's comment and will revise future filings to eliminate the superfluous language identified by the Staff in the Company's disclosure regarding management's controls and procedures.

Securities and Exchange Commission
Attention:  Kate Tillan
November 18, 2005
Page 12


In connection with this response to the Comment Letter the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any additional comments or questions, please contact me at (408) 262-6611 ext. 120. We respectfully request that the Staff confirm that it has no additional requests or comments.


                                          Sincerely,


                                          Gordon R. Arnold


                                          ________________________________
                                          Chief Financial Officer



cc: Gordon R. Arnold - Chief Executive Officer,
        Chairman of the Board of Directors
    C. Richard Kramlich - Chairman of the Audit Committee
    Ray Hermanson - Squar, Milner, Reehl & Williamson, LLP
    Paul Shinn - Wilson Sonsini Goodrich & Rosati, P.C.